SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

December 23, 2002

Telecom Argentina STET-France Telecom S.A.

(Exact name of registrant as specified in its charter)

Telecom Argentina STET-France Telecom S.A.

(Translation of registrant's name into English)

Alicia Moreau de Justo, No. 50, 1107
Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F __X__ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina STET-France Telecom S.A.

TABLE OF CONTENTS

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina STET-France Telecom S.A.

Date: December 23, 2002

By: /s/ Christian Chauvin

Name: Christian Chauvin

Title: Vice-President

TELECOM

Informational Meeting with Bondholders

New York, London and Buenos Aires
December 9, 11 and 17 th, 2002

UNAUDITED DATA

This document is solely for informational purposes and is neither an offer to purchase nor a solicitation of an offer to sell any security. Securities may not be offered or sold in the United States absent registration or an exemption from registration requirements. This document is not being delivered in any jurisdiction in which such delivery would not be in compliance with the laws of such jurisdiction.

Table of Contents

TELECOM

Argentine Macroeconomic Variables

Exchange Rate [(1)]
P$ / US$



4.50
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
1.00 1.00 1.00 1.00 1.00 1.00 1.00
1.97 2.15 3.03 2.92 3.61 3.87 3.69 3.62 3.74 3.52 3.63
1995 1996 1997 1998 1999 2000 2001 J F M A M J J A S O N
2002

- Following 11 years of a fixed exchange rate regime, the Argentine peso was devalued in January 2002 and has shown significant volatility throughout the year
- The 2002 crisis has provoked a severe recession following several years of mild economic depression
- Argentina has experienced a real devaluation of approximately 65%

Inflation
%



50.0
40.0
30.0
20.0
10.0
0.0
(10.0)
1.60 0.10 0.30 0.70 (1.80) (0.70) (1.50) 40.70
1995 1996 1997 1998 1999 2000 2001 2002 (2)

Real GDP Growth
%



10.0
5.0
0.0
(5.0)
(10.0)
(15.0)
(2.8) 5.5 8.1 3.9 (3.4) (0.8) (4.4) (13.6)
1995 1996 1997 1998 1999 2000 2001 2002(3)

Notes:
(1) Source: Factset Research systems
(2) Accumulated inflation through November 2002 (Source: INDEC)
(3) Year-over-year GDP growth through September 2002 (Source: www.mecon.gov.ar)

TELECOM

Political Instability & General Uncertainty

- Argentina had five different Presidents during the two-month period of December 2001 to January 2002
- An agreement with the IMF is still pending
- The Federal and most Provincial Governments have not completed a restructuring of their debt obligations
  - Outstanding obligations of approximately US$131Bn [1]
- Significant uncertainty regarding timeline for public hearings to determine tariff adjustments
- Provincial bonds and Lecops are increasingly used as currency by consumers
  - Outstanding amount of approximately $7.4Bn (approximately 32% of money supply) [2]
- Presidential elections are scheduled for April - May 2003

Notes:
(1) www.mecon.gov.ar
(2) Money supply considered to include publicly-held bills and coins plus provincial bonds and Lecops. Source: Centro de Estudios Bonaerenses and Central Bank of Argentina

TELECOM

Changes in the Regulatory Environment

- In January 2002, the government issued Public Emergency Law Nº 25,561 and Decree Nº 293/02, freezing and prohibiting the indexation of public service tariffs
- As a result, public services contracts were effectively "pesified"
- Public service Companies were left with no ability to adjust tariffs following the devaluation and return to an inflationary environment
- The tariff renegotiation committee named by the government was unable to meet the 120 day deadline established for the determination of a new tariff scheme
  - Negotiation period was extended to April 2003

"The pesification of public service tariffs in January 2002 left public service providers with a significant mismatch between revenue generation and debt service obligation, given that most Companies have debt in foreign currency."

TELECOM

Update on Tariff Negotiation Discussions

- On August 9, 2002 the Renegotiation Committee requested that the Company present emergency tariff increases with the corresponding justifications for such increases
  - The Company submitted a proposal with emergency increases in various services
- After calling for a public hearing for early October, the Government was notified of injunctions that suspended any action leading to any tariff modification until the Government finalizes the renegotiation with public service companies
- In early December, the government authorized an increase of approximately 7 - 11% for gas and electricity utilities

"As of today, no tariff increases have been approved for telecommunications providers. Telecom Argentina continues to proactively pursue negotiations with the government."

TELECOM

Impact of the Crisis on Telecom Group



Evolution of Outstanding Debt and EBITDA
$MM
12,000
10,000
8,000
6,000
4,000
2,000
0
3,002 3,002
1,418
3,078 3,078
1,328
3,250 3,250
1,242
3,176
11,879
1,432
1999A
2000A
2001A
2002PF(1)
Debt (US$MM)
Debt (P$MM)
EBITDA (P$MM)

Credit Ratios

	1999	2000	2001	2002PF (1)
eop Fx (per US$)	P$1.0	P$1.0	P$1.0	P$3.74
Debt / EBITDA	2.1x	2.3x	2.6x	8.3x

- Management has responsibly managed the Company's balance sheet
- The significant increase in leverage in 2002 is a direct result of the devaluation
- Despite significant efforts to reduce costs, the currency mismatch (given the Company's inability to increase regulated tariffs) between cash flow and debt service requirements overwhelms the benefits the Company has achieved in EBITDA

TELECOM

Notes:
(1) Debt figures as of 9/30/02. Non-adjusted EBITDA has been annualized given results through 9/30/02. Fx as of 9/30/02

Table of Contents

TELECOM

Introduction to Telecom Group

"Telecom Argentina is Argentina's leading full service telecommunications operator."

france telecom: 50%
TELECOM ITALIA: 50%

Nortel Inversora:
- Common stock 68%
- Preferred shares 32%

Nortel Inversora → 54.74% → TELECOM GROUP

ESOP → 4.68% → TELECOM GROUP

TEO Listed NYSE / Bolsa de Comercio → 40.58% → TELECOM GROUP



Voice - Data - VAS
Wireless - PCS
Internet - ASP
Directories
e-commerce
Int'l Carrier

TELECOM

Personal

Telecom Personal Paraguay

Arnet
La Internet de Telecom

Páginas Amarillas

nahuelSAt
SATELITES DE TELECOMUNICACION

www

TELECOM ARGENTINA USA

TELECOM

VAS: Value added services PCS: Personal Communication Service ASP: Application Service Provider

Telecom Group at a glance

- Revenues*: P$2,945 MM
- Employees: 14,112
- Fixed lines in service: 3,610,000 (82% residential, 18% business)
- Cellular subscribers: 2,152,000 in Argentina (largest celco) and 546,000 in Paraguay
- Internet subscribers: 176,000 (largest ISP in Argentina)
- Fixed and cellular network: 100% digital

* Last twelve months ending September 30, 2002 - Non-adjusted pesos.

All data as of September 30, 2002

TELECOM

Summary of 3rd Quarter 2002 Results

- Fixed lines in service continue to decline due to the on-going deterioration of the economic environment
  - Relatively little variation in 3Q 2002 versus previous quarters
- Wireless subscribers have held steady, but with a continued migration from postpaid to prepaid services
- In spite of a decline in revenues, cost-cutting efforts have led to an increase in EBITDA
- The Company has posted a significant loss in net income throughout 2002 primarily due to exchange rate losses

TELECOM

Fixed Line Operating Performance

Evolution of Lines in Service
(In thousands)


3,840
3,894
3,914
3,892
3,892
3,746
3,632
3,610
159
64
174
120
181
161
153
175
120
120
52
198
73
187
78
100
Dec'00
Mar'01
Jun'01
Sep'01
Dec'01
Mar'02
Jun'02
Sep'02
Gross Additions
Total Disconnections
Lines in Service

"Due to normal seasonability the traffic increased by 3% compared to the previous quarter."

Total Traffic Evolution
(In MM of minutes)


6.135
5.630
6.010
6.354
6.157
5.280
5.615
5.761
1.825
1.681
1.855
2.092
1.866
1.543
1.766
1.811
52
53
52
50
50
50
48
44
619
611
630
641
644
592
577
596
3.639
3.285
3.473
3.571
3.597
3.095
3.224
3.310
Dec'00
Mar'01
Jun'01
Sep'01
Dec'01
Mar'02
Jun'02
Sep'02
Local
DLD
ILD outgoing
Internet

"Lines in service decreased due to the severe and on-going deterioration of the economic environment and to the clean-up of non-performing customers. Disconnections were made in all segments. Prepaid and restricted usage lines reach 15% of LIS."

TELECOM

Fixed Line Operating Performance (cont'd)

Average measured services and monthly basic charge (In $ per month)*


21.4
19.4
19.5
21.1
21.0
19.7
20.9
22.9
14.4
14.5
14.3
14.6
14.7
14.7
14.5
14.4
Dec'00
Mar'01
Jun'01
Sep'01
Dec'01
Mar'02
Jun'02
Sep'02
Monthly basic charge
Measured services

"LD rates have increased since 1Q02 after the modification of discounts granted to customers."

Evolution of Rates
(in $ per minute) *


0.52
0.64
0.54
0.52
0.52
0.53
0.49
0.57
0.16
0.16
0.15
0.14
0.14
0.14
0.14
0.16
0.03
0.03
0.03
0.03
0.03
0.03
0.03
0.03
Dec'00
Mar'01
Jun'01
Sep'01
Dec'01
Mar'02
Jun'02
Sep'02
Avg. Local
Avg. DLD
Avg. Outgoing ILD

* Non-adjusted pesos

TELECOM

Wireless Operating Performance

Argentine cellular market
as of September 30, 2002



CTI - Verizon
1.0MM subs
16%
Movicom -
Bell South
1.5MM subs
24%
27%
Unifon -
Telefónica
1.7MM subs
33%
Personal
2.1MM subs.

Total Market: 6.4MM subs

Source: CNC and Reports of the Companies

Evolution of Cellular Subscribers
(In thousands)



2,058
2,163
2,180
2,194
2,136
2,108
2,116
2,152
1,161
1,260
1,350
1,410
1,413
1,461
1,546
1,642
897
903
830
784
723
647
570
510
Dec'00
Mar'01
Jun'01
Sep'01
Dec'01
Mar'02
Jun'02
Sep'02
Contract
Prepaid

“Despite the difficult market conditions, Telecom Personal experienced a 2% increase in subscribers in 3Q02. This was mainly achieved through the expansion of prepaid services. Significant migration of postpaid customers to prepaid services was evidenced.”

TELECOM

Wireless Operating Performance (cont'd)

Cellular usage in Argentina
(ARPU in $ / MOU in minutes)



113
101
98
93
89
76
80
83
35
30
28
28
26
22
24
26
Dec00
Mar01
Jun01
Sep01
Dec01
Mar02
Jun02
Sep02
ARPU (non-adjusted figures)
MOU

Evolution of Prepaid ARPU
(in $ per month per customer) *



15
12
11
12
12
10
11
14
9
6
6
6
7
6
5
7
6
6
5
6
5
4
6
7
Dec'00
Mar'01
Jun'01
Sep'01
Dec'01
Mar'02
Jun'02
Sep'02
Outgoing Traffic
CPP

Evolution of Contract ARPU
(in $ per month per customer)*



63
56
56
57
57
52
60
67
19
15
13
17
17
14
16
17
44
41
43
40
40
38
44
50
Dec'00
Mar'01
Jun'01
Sep'01
Dec'01
Mar'02
Jun'02
Sep'02
Traffic & Monthly Fee
CPP

"An increase in ARPUs was mainly evidenced as Telecom Personal continued to increase its rates. Telecom Personal increased its air-time rates and monthly fees and has suspended discounts for VAS services."

* Non-adjusted pesos

TELECOM

Internet Operating Performance

Evolution of Dial-up Subscribers
(In thousands)


254
315
325
278
234
162
156
148
Dec'00
Mar'01
Jun'01
Sep'01
Dec'01
Mar'02
Jun'02
Sep'02

"The growth in Internet revenues was mainly due to higher ADSL sales, as a result of increased prices and higher penetration of the service."

Evolution of ADSL Subscribers
(In thousands)


2
8
14
23
25
25
28
Mar'01
Jun'01
Sep'01
Dec'01
Mar'02
Jun'02
Sep'02

TELECOM

Main Variations for the Nine-Month Period of Fiscal Year 2002

+ P$ 13 MM Data transmission
+ P$ 10 MM Cellular
+ P$ 9 MM Internet
- P$ 33 MM Directories
- P$103 MM Basic Tel. and ILD Businesses

- P$ 80 MM Management fee
- P$ 44 MM Advertising
- P$ 42 MM Salaries and social sec. contrib.
- P$ 30 MM Cost of cellular handsets
- P$ 24 MM Material and supplies
- P$ 19 MM Allowance for doubtful accounts
- P$ 10 MM Cellular Agent commissions
- P$ 9 MM Sales Commissions
+ P$ 9 MM Lease of lines and circuits
+ P$ 11 MM Interconnection costs
+ P$ 20 MM Taxes

In MM $	**9 months ended 09/30/02**	**9 months ended 09/30/01**	**$ Var.**	**% Var.**
Net Revenues (non-adjusted figures)	2,209	2,313	(104)	-4%
Effect of Inflation	*752*	*2,803*	*(2,051)*	*-73%*
Net Revenues	2,961	5,116	(2,155)	-42%
Operating costs (non-adjusted figures)	(1,135)	(1,340)	205	-15%
Effect of Inflation	*(400)*	*(1,625)*	*1,225*	*-75%*
Operating costs	(1,535)	(2,965)	1,430	-48%
EBITDA (non-adjusted figures)	1,074	973	101	10%
Margin	49%	42%		
Effect of Inflation	*352*	*1,178*	*(826)*	*-70%*
EBITDA	1,426	2,151	(725)	-34%
Margin	48%	42%		
Depreciation & amortization	(1,604)	(1,373)	(231)	17%
OPERATING RESULTS	(178)	778	(956)	-123%
Margin	-6%	15%		
NET (LOSS) / INCOME	(4,154)	142	(4,296)	-3025%
Margin	-140%	3%		

+ P$221 MM Depr. of Fixed Assets
+ P$ 10 MM Amort. of Intangible Assets

TELECOM

Table of Contents

TELECOM

Summary of Operational Restructuring Efforts

- Human Resources
  - New organizational structure
  - Headcount reductions
  - Reduction in unionized and non-unionized labor costs

- Sales and Marketing
  - Improved collection policies
  - Reduction in advertising costs
  - Reduction in commission expenses
  - Elimination of handset subsidies

- Significant reduction in CAPEX primarily focused on network maintenance costs

TELECOM

Reduction in Headcount and Labor Costs

Salaries & Social Security Contributions



14,747
14,615
14,453
14,387
14,229
14,112
283
287
285
203
149
122
155
155
156
94
28
1
128
132
129
109
121
121
Jun'01
Sep'01
Dec'01
Mar'02
Jun'02
Sep'02
MM $ (non-adjusted figures)
Inflation effect
Employees

"Savings in labor costs were mainly achieved through reductions in salaries of unionized and non-unionized employees. Savings were achieved despite the insourcing of certain functions. Additionally, headcount was also reduced."

Lines in Service per Employees (Fixed & Cellular)



1,049
1,067
1,110
1,109
1,125
1,148
509
514
495
473
467
469
378
379
360
336
327
326
Jun'01
Sep'01
Dec'01
Mar'02
Jun'02
Sep'02
Cellular
Fixed
Fixed & Cellular

TELECOM

Reduction in Advertising Costs and Improved Collections



Advertising
2%
3%
3%
1%
1%
1%
38
45
46
13
6
1
5
21
25
25
6
17
20
21
7
5
5
Jun'01
Sep'01
Dec'01
Mar'02
Jun'02
Sep'02
MM $ (non-adjusted figures)
Inflation effect
% of Cons.Net Rev.

"Proactive actions taken in the connection policies and enforcement of collections resulted in lower charges for doubtful accounts. "



Allowance for doubtful accounts
14%
7%
8%
9%
5%
4%
234
110
133
117
46
10
35
128
60
73
55
106
50
60
62
36
35
Jun'1
Sep'01
Dec'01
Mar'02
Jun'02
Sep'02
MM $ (non-adjusted figures)
Inflation effect
% of Cons.Net Rev.

TELECOM

Reduction in Cellular Commissions and Subsidies

Cellular agent commissions *


124
152
179
112
98
77
65
52
36
24
31
15
5
6
4
4
5
7
Sep'00
Dec'00
Mar'01
Jun'01
Sep'01
Dec'01
Mar'02
Jun'02
Sep'02
Comm. payables. (In $ MM)
Average comm. ($/ per subs.)

"Savings in cost of cellular handsets were mainly achieved since 1Q01 due to higher entry barriers as the lease without charge of handsets was suspended and handsets subsidies were eliminated. Additionally, since 1Q02 the cost of cellular handsets decreased mainly due to lower level of handsets sold. This was a result of the severe and on-going deterioration of the economic environment."

"Commissions paid to cellular agents decreased due to lower number of subscribers, deductions related to early disconnections and to a lower average commission paid per new cellular customer."

Cost of cellular handsets (In $ MM) *


22
17
14
12
13
13
3
4
2
Sep'00
Dic'00
Mar'01
Jun'01
Sep'01
Dic'01
Mar'02
Jun'02
Sep'02

* Non-adjusted pesos

TELECOM

Reduction in CAPEX



Investments
(In MM $) *
62%
997
813
909
470
150
180
35
139
66
219
168
309
6
136
1
41
50
559
690
534
328
108
130
1998**
1999**
2000**
2001
9m'02
2002E
Fixed
Cellular
Others
y-o-y % reduction in Capex

* Non-adjusted pesos
** Twelve months period ended December 31.

TELECOM

Effect of Cost Cutting on EBITDA



2,151
42%
1,178
973
42%
9m'01
Inflation effect
Variation: P$(826) -70%
Non-adjusted figures
Variation: P$101 +10%
(104)
Revenues
(25)
Tax on bank deb. & cred.
(4)
Others
19
Bad debt
42
Salaries
80
M. Fee
93
Selling Exp.*
1,426
48%
352
1,074
49%
9m'02

"The successful operational restructuring has led to increased EBITDA in spite of a reduction in revenue."

Figures expressed in million pesos.

* Advertising, cost of cellular handsets and commissions.

TELECOM

Table of Contents

TELECOM

Review of Major Events and Company Reaction

Event	Impact	Action
• Devaluation of the Peso	• Impact in financial debt • Reduction in shareholders' equity • Decrease in Telecom's market capitalization • Increase in foreign currency denominated costs and materials	• Suspension of principal and interest payments of the financial debt • Restructuring process of financial debt • Internal restructuring process • Reduction of operating costs
• Tariff "pesification" and freeze	• Prohibition to increase public service / regulated rates	• Renegotiation with the Argentine Government • Modification of discounts granted to customers • Reduction of operating costs
• Recession and general macroeconomic crisis	• Reduction of telecommunication market • Higher charges for doubtful accounts • Increase in "quasi-currency" collections	• Redefinition and restructuring of commercial channels • Reduction in commercial expenses • Strong reduction in Capex • Allocation of bonds to payment of taxes and vendors

TELECOM

Debt Restructuring Update

- The Company announced the suspension of principal payments on April 2, 2002 and the suspension of interest payments on June 24, 2002
- The Company has initiated conversations with its main financial creditors with the objective of establishing a framework for the restructuring of its financial debt
  - Creation of a Steering Committee including six significant bank creditors
  - Significant bondholders may be integrated into the Steering Committee over time
- All Telecom Argentina debt is pari-passu and thus will be treated equally in the context of the overall restructuring
- The Company intends to continue conversations with its main financial creditors and keep all creditors up-to-date on the development of the process

TELECOM

Disclaimer

This presentation may include statements that could constitute forward-looking statements, including, but not limited to the Company's expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the impact of recent emergency laws enacted by the Argentine government; and the impact of rate changes and competition on the Company's future financial performance. Forward looking statements may be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future" or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect the Company's expected results. The risks and uncertainties include, but are not limited to, uncertainties concerning the impact of recent emergency laws enacted by the Argentine government which have resulted in the repeal of Argentina's convertibility law, the devaluation of the peso, restrictions on the ability to exchange pesos into foreign currencies, the adoption of a restrictive currency transfer policy, the "pesification" of tariffs charged for public services, the elimination of indexes to adjust rates charged for public services and the executive branch announcement to renegotiate the terms of the concessions granted to public service providers, including Telecom. Due to extensive and rapid changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on the Company's financial condition. Other factors may include, but are not limited to, the current and on-going recession in Argentina, growing inflationary pressure and reduction in consumer spending and the outcome of certain legal proceedings. Readers are cautioned not to place undue reliance on forward looking statements, which speak only as the date of this document. The Company undertakes no obligation to release publicly the results of any revisions to forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in the Company's business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult the Company's Annual Report and Form 20-F as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission.

For additional information on Telecom Argentina, please contact :

INVESTOR RELATIONS
Alicia Moreau de Justo 50, 10th Floor
Buenos Aires - Capital Federal (C1107AB) - ARGENTINA
Internet Homepage : http://www.telecom.com.ar
E-Mail : inversores@intersrv.telecom.com.ar
TELEPHONE : (54-11) 4968-3626/3627/3628
FAX: (54-11) 4313-5842

TELECOM

TELECOM